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APR 03 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCOTT T. TAYLOR, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14482 HILLSHIRE DR.

(No. and Street)

WILLIS (City) TX (State) 77318-4478 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT T TAYLOR 713-688-1849

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thayer O'Neal Company, LLC

(Name – *if individual, state last, first, middle name*)

101 Parklane Blvd., Suite 201 (Address) Sugar Land (City) TX (State) 77478 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SCOTT T TAYLOR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCOTT T TAYLOR, LTD., as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 3/31/19

LATISHA DINKEL
Notary Public, State of Texas
Comm. Expires 11-26-2022
Notary ID 13181128-0

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scott T. Taylor, Ltd

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended 12/31/2018

Contents

Independent Auditors Report

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Scott T. Taylor, LTD
14482 Hillshire Drive
Willis, TX 77318

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Scott T. Taylor, LTD (the "Company") as of December 31, 2018, and the related statement of operations, changes in member's equity and cash flows for the year then ended, December 31, 2018, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and the Agreed Upon Procedures Report (statement related to SIPC reconciliation), if and as applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

We have served as Scott T. Taylor, LTD's auditor since 2018.

Sugar Land, TX

March 30, 2019

Scott T. Taylor, Ltd
Financial Statements
Statement of Financial Condition
As of December 31, 2018

Assets

Assets	
Cash & cash equivalents	$35,370.84
Accounts Receivable	$27,206.19
Total Assets	$62,577.03

Liabilities and Members' Equity

Liabilities	
Accounts payable and accrued expenses	$0.00
Total Liabilities	$0.00
Members' Equity	
Members' Equity	
Total Members' Equity	$62,577.03
Total Liabilities and Members' Equity	$62,577.03

The accompanying notes are an integral part of these financial statements.

Scott T. Taylor, Ltd
Financial Statements
Statement of Operations
For the Year-Ended December 31, 2018

Revenues	
Commissions	$175,599.06
Interest	$53.16
Total Revenue	$175,652.22
Expenses	
Regulatory Fees	$1,480.00
Affiliate Expenses	
Rent or Lease	$24,000.00
TPA Fees Qualified Plans	$27,300.00
Other Operating Expenses	$2,210.00
Total Expenses	$54,990.00
Net Income	$120,662.22

The accompanying notes are an integral part of these financial statements.

Scott T. Taylor, Ltd.
Financial Statements
Statement of Cash Flows
For the Year-Ended December 31, 2018

Cash Flows from Operating Activities	
Net Income	$120,662.22
Increase in Assets	
Accounts Receivable	$3,555.63
Net Cash Provided by Operating Activities	$124,217.85
Cash Flows from Financing Activates	
Member Draws	($100,800.00)
Net Cash Used by Financing Activities	(100,800.00)
Net Increase in Cash and Cash Equivalents	$23,417.85
Cash & Cash Equivalents - Beginning of year	$11,952.99
Cash & Cash Equivalents - End of year	$35,370.84

The accompanying notes are an integral part of these financial statements.

Scott T. Taylor, Ltd
Financial Statements
Statement of Changes in Members' Equity
As of and for the Year-Ended December 31, 2018

Balance at January 1, 2018	$42,714.81
Net Income	$120,662.22
Member Draws	($100,800.00)
Balance at December 31,2018	$62,577.03

The accompanying notes are an integral part of these financial statements.

Scott T. Taylor, Ltd
Notes to Financial Statements
As of and for the Year-Ended December 31, 2018

1. Nature of Activities

Scott T. Taylor, Ltd (the "Company") is a Texas limited partnership that was formed in April 2005 and is a member of FINRA. The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEA Rule 15c3-3(k)(2)(i); Special reserve account for the benefit of customers maintained, however, the firm's business is presently limited to mutual fund and /or variable annuities only. The firm has had no occasion to open a special reserve account for the benefit of customer and has not taken any monies from customer; all customer transactions were in mutual fund and /or variable annuities only. The company does not hold funds or securities for or owe money or securities to customers or maintain margin accounts. The Company's revenues are from commission earned from various mutual funds.

2. Basis of Accounting

The financial statements of the company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

3. New Accounting Pronouncements

Effective January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of commissions. Such commission revenues are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the close of a transaction.

4. Cash and Cash Equivalents

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

5. Income Taxes

The Company is not recognized as a taxable entity for federal income tax purposes; thus no federal income tax expense has been recorded in the financial statements. The Company is subject to Texas Franchise Tax but no tax is due this year and or was due in all previous years because the income is below the taxable threshold.

6. **Revenue Recognition**

Revenue is recognized at the time commissions or interest is earned from the mutual funds or insurance companies.

7. **Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities and the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

8. **Subsequent Events**

Management has reviewed the results of operations for the period of time from its year ended December 31, 2018, through March 30, 2019, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

9. **Related Party Transactions – Wealth Recovery, Inc. Plan Access, Ltd.**

Wealth Recovery, Inc. - Scott T. Taylor, Ltd paid Wealth Recovery, Inc. $24,000 for rental of office space & equipment. There are no receivables or payables to or from Wealth Recovery, Inc. as of 12/31/2018.

Plan Access, Ltd - Scott T. Taylor, Ltd paid Plan Access, Ltd $27,300 for Qualified Plan (TPA) services for clients of Scott T. Taylor, Ltd. There are no receivables or payables to or from Plan Access, Ltd. as of 12/31/2018.

Scott T. Taylor, Ltd
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Computation of Net Capital

Stockholder's Equity			$62,577.03
Non-Allowable Assets			
Receivables from Registered Investment Company		$ 27,206.19	
Total Non-Allowable Assets		$ 27,206.19	
Haircuts on Securities Positions			
Securities Haircuts	$ 0.00		
Undue Concentration Charges	0.00		
Total Haircuts on Securities Positions		$ 0.00	
Net Allowable Capital			$ 35,370.84

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 0.00
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000.00
Net Capital Requirement	5,000.00
Excess Net Capital	30,370.84

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 0.00
Percentage of Aggregate Indebtedness to Net Capital	0.00%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of 12/31/2018	$62,577
Adjustments	
Increase (Decrease) in Equity	0.00
(Increase) Decrease in Non-Allowable Assets	0.00
(Increase) Decrease in Securities Haircuts	0.00
Net Capital per Audit	$ 62,577
Reconciled Difference	$ 0.00

Scott T. Taylor, Ltd
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/2018

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At 12/31/2018, the Company had net capital of $35,370.84 which was $30,370.84 in excess of its required net capital of $5,000.00. The Company's net capital ratio was 0.00%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i); "Special reserve account for the benefit of customers" maintained, however, the firm's business is presently limited to mutual fund and/or variable annuities only and the firm has had no occasion to open a special reserve account for the benefit of customers and has not taken in any monies from customers; all customer transactions were in mutual fund and /or variable annuities only.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e) (4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIP report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e) (4) because it is reporting less than $500,000 in gross revenue. In addition the Company is exempt from membership and has attached a copy the executed form SIPC 3 Certification of Exclusion from Membership.

Scott T. Taylor, Ltd
Supplementary Reports Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/2018

Auditors Review of Exemption Letter Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(i)

Scott T. Taylor
Scott T. Taylor, LTD
14482 Hillshire Drive
Willis, TX 77318

Dear Scott T. Taylor:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Scott T. Taylor, LTD identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Scott T. Taylor, LTD stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Scott T. Taylor, LTD's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Scott T. Taylor, LTD's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

Sugar Land, TX

March 30, 2019

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Scott T. Taylor, Ltd.
Member FINRA

January 18, 2019

Thayer O'Neal Company, LLC;
101 Parklane Blvd., Suite 201
Sugar Land TX 77478-5522

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief Scott T. Taylor, Ltd:

1. Scott T. Taylor, Ltd claims exemption **15c3(k)(2)(i)** from 15c3;
2. Scott T. Taylor, Ltd has met the identified exemption from 01/01/2006 through 12/31/2018, without exception, unless, if applicable, as stated in number 3, below;
3. Scott T. Taylor, Ltd has had no exceptions to report this fiscal year.

Regards,

[signature]

Scott T. Taylor
President
Scott T. Taylor, Ltd

1-18-2019
Date

Scott T. Taylor, Ltd
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/2018

Auditor's SIPC General Assessment Reconciliation Report or SICP-3 Pursuant to SEA Rule 17a-5(e)(4)

Scott T. Taylor, Ltd
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended 12/31/2018

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x ______________________ 1-5-2018

Authorized Signature/Title Date

SIPC-3 2018

8-67009 FINRA DEC 11/03/2005
SCOTT T TAYLOR LTD
14482 HILLSHIRE DR
WILLIS, TX 77318-4478

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Form SIPC-3

FY 2018

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending 12/31/2018 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

<u>Interest on Assessments.</u>

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Financial Industry Regulatory Authority

Sent via First Class U.S. Mail and Email to: scott@scottttaylor.net

February 26, 2019

Mr. Scott T. Taylor, President and Chief Executive Officer
Scott T. Taylor, LTD.
14482 Hillshire Drive
Willis, Texas 77318-4478

RE: **Scott T. Taylor, Ltd. (CRD No. 136414) - 2018 Annual Audit Report**

Dear Mr. Taylor:

In reply to your letter dated **February 26, 2019**, please be advised that your request for an extension of time in which to file the required annual audited financial report as of **December 31, 2018** pursuant to Securities Exchange Act Rule 17a-5, has been given due consideration and is hereby granted.

This extension of 30 calendar-days is granted based upon the representations made by your organization and by your outside independent auditors. If the information provided to us is no longer accurate, please notify us immediately.

Please be aware that failure to file the annual audited financial report on or before **April 1, 2019** could result in the assessment of a late filing fee of $100 per day for up to ten days and may result in other regulatory or disciplinary action.

Any questions regarding this matter may be directed to me at (972) 716-7620.

Sincerely,

/s/ Robert L. Cantwell

Robert L. Cantwell
Principal Regulatory Coordinator

/ts

cc: Mr. Marshall Gandy, Senior Officer and Associate Regional Director
U.S. Securities and Exchange Commission, Ft. Worth Regional Office
Burnett Plaza, Suite 1900
801 Cherry Street, Unit #18
Fort Worth, Texas 76102-6882
(Sent via Email Only to GandyM@sec.gov)

Ms. Almira Musovic
Financial Ops Sr. Coordinator
FINRA
(Sent via Email Only to Almira.Musovic@finra.org)